December 8, 2023

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	Post-Effective Amendment No. 14 to the Registration Statement on Form N-6

RiverSource Life Insurance Company (“Company”)

RiverSource Variable Life Separate Account (“Registrant”)

File Nos. 333-227506 / 811-04298

RiverSource Variable Universal Life 6 Insurance

Dear Mr. Cowan:

On behalf of RiverSource Life Insurance Company (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us December 5, 2023, with regard to the Post-Effective Amendment No. 14 to the Company’s registration statement on Form N-6 for RiverSource Variable Universal Life 6 Insurance, an individual flexible premium variable life insurance policy. Along with this letter, we are filing a revised statutory prospectus which reflects conforming edits.

Comments and responses are outlined below.

KEY TERMS

Comment: Indexed Loan Base Account definition — Please insert the underlined language: Policy value is transferred/reallocated from the Fixed Account, Subaccounts and/or other Indexed Accounts to the Indexed Loan Base Account to ensure . . ..

Policy value transferred/reallocated for this reason will first be applied to the corresponding Interim Account, moved into Segments on the Segment Start Date and will receive . . ..

Response: Revised as requested.

Comment: Surrender Charge definition — Please add a sentence to the effect that, “Partial surrenders are subject to surrender processing fees.”

Response: Revised as requested.

KEY INFORMATION TABLE

Comment: KIT/Risks/Risk of Loss, please insert the following underlined language: “Even though Policy Value in an Indexed Account is subject to a guaranteed minimum interest rate greater than or equal to zero, if fees and charges under the policy are deducted from the Indexed Accounts, you could lose more than the premiums and/or transfers of Policy Value you’ve paid or allocated into the Indexed Account(s).

Response: Revised as requested.

Comment: KIT/Restrictions/Investments — Revise the index substitution bullet point to align with later revisions. Add Transfer Restrictions and Indexed Accounts cross references to the right column.

Response: Revised as requested.

Comment: Validate that any riders that are only available at policy issuance have appropriate disclosure.

Response: Confirmed for accuracy.

Comment: Overloan Protection Benefit — Please correct the typo.

Response: Corrected.

Comment: Policy Loans — Please summarize circumstances when policy value will be moved in the case of indexed loans.

Response: Revised as requested.

OVERVIEW OF THE POLICY

Comment: Premiums — Please change the “may” to “will” in, “Your policy may Lapse if you do not pay the premiums needed to maintain coverage. This aligns with new disclosure in the preceding paragraph.

Response: Revised as requested.

Comment: Policy Features/Indexed Loans — Please add, “and could be zero” to the end of the following sentence: “There is no guarantee that this rate will be greater than the loan interest charged.”

Response: Revised as requested.

THE LOAN COLLATERAL ACCOUNT

Comment: Please add, “, if any” to the end of the following sentence: “As such, it does not accrue interest at an effective annual rate of 1% but will earn the indexed interest credited to the Indexed Account on a Segment Maturity Date.”

Response: Revised as requested.

THE INDEXED ACCOUNTS

Comment: Please replace “paid” with “allocated” in the following sentence: Also, if fees and charges under the policy are deducted from the Indexed Accounts, you could lose more than the premiums and/or transfers of Policy Value you’ve paid into the Indexed Account(s).”

Response: Revised to reflect “paid or allocated” to align with previous comment to earlier disclosure.

Comment: Please insert the missing “was” in the following sentence: “An Interim Account temporarily holds Net Premiums, fixed loan repayments, any transfers required due to indexed loan interest that accrued and not paid on a Policy Anniversary, and other amounts you request to be allocated to an Indexed Account.”

Response: Revised as requested.

Comment: Please end the following sentence with, “, unless the Full Surrender occurs on the Segment Maturity Date.”: “Any Policy Value in the Segment of an Indexed Account at the time of a Full Surrender will not receive any indexed interest.”

Response: Revised as requested.

Comment: Remove the extra period in the following: “Examples of Final Indexed Interest Credited Calculation and Segment Maturity Value..”

Response: Revised as requested.

Comment: Page 54 disclosure regarding Indexed Account option availability — Please harmonize with earlier disclosure in the KIT and provide further details regarding index substitution reasons and timing, as suggested.

Response: Revised as requested.

OTHER BENEFITS AVAILABLE UNDER THE POLICY

Comment: NLG — Please insert, “from the Policy Date” after “10 years” in the following, “The no-lapse guarantee provides that during the NLG period (the later of the Insured’s Attained Insurance Age 75 Policy Anniversary or 10 years) the policy will not lapse even if the Cash Surrender Value is insufficient to pay the monthly deduction as along as required premiums have been paid.”

Response: Revised as requested.

ADDITIONAL INFORMATION ABOUT OPTIONAL BENEFITS

Comment: Indexed Loan Example — Please add a second example of what would happen if amounts in the indexed account no longer meet the collateral requirement.

Response: A second example has been added as requested.

POLICY SURRENDERS

Comment: Please add that partial surrenders are not subject to surrender charges, but are subject to surrender processing fees.

Response: Added as requested.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337.

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and

Assistant Secretary